MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Mind C.T.I. Ltd. (the "Company") will be held on Tuesday, April 13, 2004 at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel, for the following purposes:
  to re-elect Ms. Monica Eisinger, a member of Class I of the Board of Directors of the Company, whose term of office shall expire at the Meeting, as a Class I director of the Company; and
  to re-elect Mr. Amnon Neubach, whose term of office expired on February 11, 2004, as an outside director of the Company; and
  to extend the Mind 1998 Share Option Plan and Mind 2000 Share Option Plan (collectively, the "Plans"); and
  to increase the option pool reserved under the Plans by an additional one million Ordinary Shares; and
  to re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditor until the close of the next Annual General Meeting of the Company and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so; and
  to discuss the Company's audited financial statements for the year ended December 31, 2003; and
  to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Shareholders of record at the close of business on March 8, 2004 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Shareholders.

Dated: March 9, 2004	By Order of the Board of Directors, /s/ Monica Eisinger ------------------- Chairperson of the Board of Directors, President and Chief Executive Officer

MIND C.T.I. LTD.
Industrial Park, Building 7
Yoqneam 20692, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 per share nominal value (the "Ordinary Shares"), of Mind C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, April 13, 2004 at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel. The agenda of the Meeting shall be as follows:
  to re-elect Ms. Monica Eisinger, a member of Class I of the Board of Directors of the Company, whose term of office shall expire at the Meeting, as a Class I director of the Company; and
  to re-elect Mr. Amnon Neubach, whose term of office expired on February 11, 2004, as an outside director of the Company; and
  to extend the Mind 1998 Share Option Plan and Mind 2000 Share Option Plan (collectively, the "Plans"); and
  to increase the option pool reserved under the Plans by an additional one million Ordinary Shares; and
  to re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditor until the close of the next Annual General Meeting of the Company and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so; and
  to discuss the Company's audited financial statements for the year ended December 31, 2003; and
  to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 8, 2004 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about March 13, 2004 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On March 4, 2004, the Company had outstanding 20,998,087 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, at which adjourned meeting, any two shareholders shall constitute a quorum.

PRINICIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company's shares as of March 4, 2004, by each person who is known to own beneficially more than 5% of the Company's outstanding shares.

Name of Beneficial Owners(1)	Total Shares Beneficially Owned(1)	Percentage of Ordinary Shares (2)
Monica Eisinger	4,410,000	21.00%
Rimon Ben-Shaoul(3)	3,772,204	17.96%
Lior Salansky	2,671,140	12.72%
Polar Communications Ltd.	3,772,204	17.96%
Driehaus Capital Management, Inc.	1,299,869	6.19%

___________________
  Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 4, 2004, and are treated as outstanding only for purposes of determining the percentage owned by such person.
  Based on 20,998,087 ordinary shares outstanding on March 4, 2004.
  Represents shares described with respect to Polar Communications Ltd. Mr. Ben-Shaoul, one of our directors, is a director of Polar Communications Ltd. Mr. Ben-Shaoul disclaims beneficial ownership of these shares.

ITEM 1 - RE-ELECTION OF DIRECTOR

Under the Company's Articles of Association, our Board of Directors (excluding our outside directors) is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors.

Ms. Monica Eisinger is a member of Class I of the Board of Directors, and her term of office shall expire at the Meeting. If Ms. Monica Eisinger is re-elected, her term of office shall expire at the Company's 2007 Annual General Meeting of shareholders.

Ms. Eisinger is a founder of our company and has been President, Chairperson and Chief Executive Officer of our company since inception. Prior to founding MIND, Ms. Eisinger served as an information systems consultant to Raphael, the Israeli Armaments Industry and directed over 40 projects. Ms. Eisinger holds a B.Sc. in Computer Sciences and a Masters Degree in Telecommunications (with expertise in Voice and Data Integration over the Ethernet) from the Technion, Israel Institute of Technology.

It is proposed that at the Meeting the following resolution be adopted:
"RESOLVED, to re-elect Ms. Eisinger as a Class I director of the Company to serve until the Annual General Meeting to be convened in the third year following this re-election."
The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 2 - RE-ELECTION OF OUTSIDE DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the "Companies Law"), to have at least two outside directors ("outside directors"). To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliation with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the Company or provide professional services to the Company for compensation.

The Company's Board of Directors is divided into three classes of directors, denominated Class I, Class II and Class III. The outside directors are required to be elected by the shareholders, but they will not be members of any class. The term of service of an outside director is three years and may be extended for an additional three years. All of the outside directors of a company must be members of its audit committee and each other committee of a company's board of directors that is authorized to carry out one or more powers of the board of directors must include at least one outside director.

At an Extraordinary Meeting of the Company's shareholders held on February 12, 2001, the shareholders elected Mr. Amnon Neubach as an outside director of the Company. The first three-year term of service of Mr. Amnon Neubach expired on February 11, 2004. At the Meeting, shareholders will be asked to re-elect Mr. Amnon Neubach for a second three-year term of service as an outside director of the Company on the same terms as approved for outside directors at the Extraordinary Meeting of the Company's shareholders held on February 12, 2001. The Company has received a declaration from such nominee that he fulfills all the qualifications of an outside director under the Companies Law. The Company's Board of Directors determined in its meeting on February 10, 2004 that Mr. Amnon Neubach be designated as the Company's "audit committee financial expert," as defined by the SEC rules.

A brief biography of Mr. Amnon Neubach is set forth below: Mr. Neubach has served as an external director of our company since February 2001. He has also served as an economic consultant to several companies in the private sector since 1995. From 2001 until 2003, Mr. Neubach served as Chairman of the Board of Pelephone Communications Ltd., a company founded by Bezek and Motorola, From 1995 until 1997, Mr. Neubach served as country advisor to Goldman Sachs in Israel. Currently Mr. Neubach also serves as a director of Arelnet Ltd., Delta Galil Ltd., Aspan Ltd., and Orbit Alchut Ltd. and of two privately held companies. Mr. Neubach holds a B.A. in Economics and Business Administration and an M.A. in Economics, both from Bar Ilan University.

It is proposed that at the Meeting the following resolution be adopted:
"RESOLVED, to re-elect Mr. Amnon Neubach as an outside director of the Company for a term of three years."

The election of outside directors requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one third of the shares of non-controlling shareholders are voted in favor of the election of the outside directors or (ii) the total number of shares of non-controlling shareholders voted against the election of the outside directors does not exceed one percent of the outstanding Ordinary Shares.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 - AMENDMENT TO EXTEND SHARE OPTION PLANS

At a meeting held on February 10, 2004, the Company's Board of Directors resolved to recommend that the shareholders adopt a resolution that the Mind 1998 Share Option Plan ("1998 Plan") and Mind 2000 Share Option Plan ("2000 Plan") (collectively, the "Plans"), all of which terminated during 2003, be extended and shall continue as if not terminated until December 31, 2010. Accordingly, the option pool reserved under the Plans shall also be reinstated.

It is proposed that at the Meeting the following resolution be adopted:
"RESOLVED, that each of the Mind 1998 Share Option Plan and Mind 2000 Share Option Plan, be extended and shall continue as if not terminated until December 31, 2010."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 - INCREASE OF OPTION POOL

At a meeting held on February 10, 2004, the Company's Board of Directors decided to increase the aggregate option pool reserved under the Plans by an additional 1,000,000 Ordinary Shares. Following such increase, 2,266,800 Ordinary Shares will be reserved and may only be issued in accordance with the terms of the Plans and 2,041,200 Ordinary Shares are either subject to outstanding options or have already been issued upon the exercise of options.

It is proposed that at the Meeting the following resolution be adopted:
"RESOLVED, to increase the aggregate option pool reserved under the MIND 1998 Share Option Plan and the MIND 2000 Share Option Plan by an additional 1,000,000 Ordinary Shares."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 -RE-APPOINTMENT OF AUDITOR AND DETERMINATION OF ITS REMUNERATION

The Company's auditor is Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited (the "Auditor"). A report shall be presented to the Meeting of the remuneration to the Auditor for audit and non-audit services provided to the Company. Under the Israeli Companies Law, 5759 - 1999 (the "Companies Law"), the shareholders of the Company are authorized to appoint the Company's auditor and to authorize the Board of Directors to determine its remuneration. To comply with the Sarbanes-Oxley Act of 2002, the Company's Board of Directors will authorize its Audit Committee to determine the Auditor's remuneration for audit and nonaudit services. It is proposed that the Auditor, Kesselman & Kesselman, be re-appointed as the Company's independent auditor until the close of the following Annual General Meeting.

It is proposed that at the Meeting the following resolution be adopted: "RESOLVED, that the Company's Auditor, Kesselman & Kesselman, be, and it hereby is, reappointed as the auditor of the Company until the close of the next Annual General Meeting, and that the Board of Directors be, and it hereby is, authorized to determine its remuneration or to delegate the Audit Committee of the Company to do so."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6 - FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2003 (the "Financial Statements"), are being distributed to Company's shareholders together with this proxy statement but are not formally part of the proxy solicitation materials. The Financial Statements were approved by the Board of Directors as required by the Companies Law.

The Company will hold a discussion with respect to the Financial Statements at the Meeting.

ITEM 7 - OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: March 9, 2004	By Order of the Board of Directors, /s/ Monica Eisinger ------------------- Chairperson of the Board of Directors, President and Chief Executive Officer

Dear Shareholder,

In our letter of last year we stated that year 2003 goal is to increase revenue and maintain profitability. We are pleased with year 2003 results. We have met our expectations of continuous revenue growth and improving profitability. Year 2003 was the third challenging year for the telecom industry and MIND succeeded to execute in this difficult market. Our goal for 2004 is to gain market share, increase revenue and deploy larger solutions.

Year 2003 Highlights
  Revenues were $12.94 million, a 29% increase over 2002.
  Operating income was $1.2 million, versus a loss of $1.6 million in 2002.
  Net income was $3.63 million or $0.17 per diluted share, compared with a net income of $334 thousand or $0.02 per diluted share in 2002.
  Cash flow from operations was $2.84 million.
  The company has been added to the Tel-Aviv 100 stock index effective as of January 1, 2004. The TA 100 index comprises the largest 100 shares traded in the Tel-Aviv Stock Exchange, based on market capitalization.
Dividend Distribution

On July 15, 2003, the Company adopted a dividend policy according to which, subject to Board approval prior to each dividend declaration and subject to the Companies Law, the Company will declare a cash dividend once per calendar year in an amount equal to the Company's net profits for the preceding calendar year. In November 2003 we paid a cash dividend of $3 million.

On February 10, 2004, the Board declared a cash dividend in the amount equal to our 2003 net income, which is approximately $3.63 million, before taxes on the dividend amount. The record date for the dividend will be February 24, 2004, at 5:00 p.m. (New York time), and the payment date will be March 8, 2004.

Currently there are approximately 21 million shares outstanding, and the number of shares eligible for trading has increased significantly in 2004. Over 10 million shares are now freely tradable on the stock markets on which our shares are listed. In 2003 we have experienced increased public interest in MIND and its shares both on Nasdaq and the Tel-Aviv Stock Exchange.

Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. MIND's know-how in the IP space enabled us to successfully deploy "best-in-class" solutions for Service Enabling of IP services in the wireless arena. We continue to add functionality to our products that now offer a complete solution for convergent billing for carriers that provide both traditional and IP services, voice, data and content.

Seizing the Potential Markets Upturn

Our results in 2003 reflect the continued acceptance of our solutions and our market leadership in real-time billing for convergent VoIP networks. Our customer base demonstrates our ability to provide leading solutions for VoIP, service enabling in the 3G space and convergent end-to-end billing and customer care. Our product-based approach and our customer-oriented business model enabled us to grow revenues for seven consecutive quarters.

During the second half of 2003 we started to prepare the company for the expected growth in the telecom sector. We are in a continuous process of gradually increasing the company size and we have added experienced people to our team. We see professional services as a key revenue generator and a major factor in our ability to win larger deals.

In 2003 we continued to deploy expansions of license and services to key customers as well as new projects. Our proven ability to deliver product-based solutions in short deployment time, positions us well to capitalize on the growth of IP services deployments. Looking ahead, we expect to see new customer wins, especially in the VoIP area and continued growth in customer extensions. We are confident in our strategy and we continue to build a company that is fit for any market conditions and all set to seize the improvement in the market to achieve growth.

We thank you for your continued support.
Sincerely,
/s/ Monica Eisinger
-------------------
Chairperson of the Board of Directors, President and
Chief Executive Officer

MIND C.T.I. LTD.
(An Israeli Corporation)
2003 CONSOLIDATED FINANCIAL STATEMENTS

MIND C.T.I. LTD.
(An Israeli Corporation)
2003 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

F-2

PriceWaterhouseCoopers

Kesselman & Kesselman Certified Public Accountants (Isr.) Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Israel Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT AUDITORS

To the shareholders of
MIND C.T.I. LTD.

We have audited the consolidated balance sheets of MIND C.T.I. Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and 2002 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States of America, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the results of their operations, changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	Kesselman & Kesselman
February 10, 2004	Certified Public Accountants (Isr.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

MIND C.T.I. LTD.
CONSOLIDATED BALANCE SHEETS

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2002

	(In thousands of U.S. $)

A s s e t s
CURRENT ASSETS (note 8):
Cash and cash equivalents (note 9a)	4,391	11,312
Accounts receivable (note 9b):
Trade	2,181	2,026
Other	864	658
Inventories	11	14

T o t a l current assets	7,447	14,010
LONG-TERM BANK DEPOSITS (note 9c)	40,482	31,631
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization (note 2)	1,182	1,363
OTHER ASSETS, net of accumulated amortization (note 3)	868	963

T o t a l assets	49,979	47,967

Liabilities and shareholders' equity
CURRENT LIABILITIES (note 8)-
accounts payable and accruals:
Trade	718	167
Deferred revenues (note 1i)	1,607	1,526
Other (note 9d)	1,116	983

T o t a l current liabilities	3,441	2,676
EMPLOYEE RIGHTS UPON RETIREMENT (note 4)	998	809

COMMITMENTS (note 5)
T o t a l liabilities	4,439	3,485

SHAREHOLDERS' EQUITY (note 6):
Share capital - ordinary shares of
NIS 0.01 par value (authorized - 88,000,000 shares; issued and outstanding: December 31, 2003 - 20,997,320 shares; December 31, 2002 - 20,686,220 shares)	53	52
Additional paid-in capital	58,515	61,090
Accumulated deficit	(13,027)	(16,660)

T o t a l shareholders' equity	45,540	44,482

To t a l liabilities and shareholders' equity	49,979	47,967

_______________ Monica Eisinger	) Chairperson of the Board of Directors, ) President and Chief Executive Officer
______________ Zamir Bar-Zion	) ) Director

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2003	2002	2001

	In thousands of U.S. $ (except per share data)

REVENUES (note 10a):
Sales of licenses	$ 8,105	$ 6,535	$ 7,108
Services	4,831	3,473	3,361

	$ 12,936	$ 10,008	$ 10,469
COST OF REVENUES	3,208	2,479	2,242

GROSS PROFIT	9,728	7,529	8,227
RESEARCH AND DEVELOPMENT EXPENSES (note 10b)	3,319	3,723	4,423
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling	4,065	4,154	6,767
General and administrative (note 10c)	1,149	1,279	3,097

OPERATING INCOME (LOSS)	1,195	(1,627)	(6,060)
FINANCIAL AND OTHER INCOME - net (note 10d)	2,607	2,078	1,588

INCOME (LOSS) BEFORE TAXES ON INCOME	3,802	451	(4,472)
TAXES ON INCOME (note 7)	169	117	7

INCOME (LOSS) BEFORE MINORITY INTEREST	3,633	334	(4,479)
MINORITY INTEREST IN LOSSES OF A SUBSIDIARY			89

NET INCOME (LOSS) FOR THE YEAR	$ 3,633	$ 334	$ (4,390)

EARNINGS (LOSS) PER ORDINARY SHARE (note 10e):
Basic	$0.18	$0.02	$ (0.21)

Diluted	$0.17	$0.02	$ (0.21)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION
OF EARNINGS (LOSS) PER ORDINARY SHARE - IN THOUSANDS (note 10e):
Basic	20,732	20,677	20,654

Diluted	21,143	20,761	20,654

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Additional paid-in capital	Deferred stock compensation	Accumulated Deficit	Total
	Number of shares	Amount
	(In thousands)	(In thousands of U.S. dollars)

BALANCE AT JANUARY 1, 2001	20,566	$ 51	$ 61,233	$ (453)	$ (12,604)	$48,227
CHANGES DURING 2001:
Net loss					(4,390)	(4,390)
Employee stock options exercised and paid	88	1	32			33
Decrease in deferred compensation related to employee stock option grants as a result Of forfeiting of options			(187)	187	-,-	-,-
Amortization of deferred compensation related to employee stock option grants				121		121

BALANCE AT DECEMBER 31, 2001	20,654	52	61,078	(145)	(16,994)	43,991
CHANGES DURING 2002:
Net income					334	334
Employee stock options exercised and paid	32	*	19			19
Decrease in deferred compensation related to employee stock option grants as a result of forfeiting of options			-7	7		-,-
Amortization of deferred compensation related to employee stock option grants				138		138

BALANCE AT DECEMBER 31, 2002	20,686	52	61,090	-,-	(16,660)	44,482
CHANGES DURING 2003:
Net income					3,633	3,633
Dividend paid out of share premium (note 6a)			(2,929)			(2,929)
Employee stock options exercised and paid	311	1	353			354

BALANCE AT DECEMBER 31, 2003	20,997	$53	$58,514	$-,-	($13,027)	$45,540

* Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2003	2002	2001

	(In thousands of U.S. dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ 3,633	$ 334	$ (4,390)
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:
Minority interest in losses of a subsidiary
(89)
Depreciation and amortization	806	944	805
Deferred income taxes - net	(8)	16	(4)
Compensation expense resulting from options granted to employees		138	121
Accrued severance pay	189	37	(4)
Capital loss (gain) on sale of property and equipment - net	(35)	14	(2)
Write-off of an investment in a company			93
Loss from trading securities			2
Interest accrued on long-term bank deposits	(2,159)	(1,631)
Proceeds from sale of trading securities
101
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(155)	888	2,675
Other	(198)	281	514
Increase (decrease) in accounts payable and accruals:
Trade	551	(318)	(470)
Other	214	1,023	(1,415)
Decrease (increase) in inventories	3	12	(6)

Net cash provided by (used in) operating activities	2,841	1,738	(2,069)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(499)	(180)	(831)
Amounts funded (withdrawn) in respect of accrued severance pay	(105)	(37)	87
Purchase of intangible assets, see note 3			(1,000)
Investment in long-term bank deposits, see note 9c	(77,000)	(30,000)
Withdrawal of long-term bank deposits, see note 9c	70,308
Proceeds from sale of property and equipment	109	49	130

Net cash used in investing activities	(7,187)	(30,168)	(1,614)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	354	19	33
Dividend paid out of share premium	(2,929)

Net cash provided by (used in) financing activities	(2,575)	19	33

DECREASE IN CASH AND CASH EQUIVALENTS	(6,921)	(28,411)	(3,650)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,312	39,723	43,373

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,391	$ 11,312	$ 39,723

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH ACTIVITIES -
cash paid during the year for income tax	$ 61	$ 60	$ 125

The accompanying notes are an integral part of the financial statements.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

  General:
    Nature of operations
    MIND C.T.I. Ltd. (the "Company") is an Israeli company, which together with its subsidiaries, develops, manufactures and markets billing and customer care software products for wireless, wire-line and next-generation carriers that provide voice, data and internet protocol ("IP") services. The Company also provides a call management system used by enterprises for call accounting, traffic analysis and fraud detection. As to the acquisition of the VeraBill product-line in March 2001, see note 3. In the years ended December 31, 2003, 2002 and 2001, 34%, 21% and 29%, respectively, of total revenues were derived from two major customers, see note 10a. The Company has wholly-owned subsidiaries in the United States, the Netherlands and Romania and an 80%-owned subsidiary in Japan. In the year ended December 31, 2002 the operations of the Dutch and Japanese subsidiaries, which operated as marketing companies, were ceased.
    Accounting principles The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America.
    Use of estimates in preparation of financial statements The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates
    Functional currency The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar" or "$"). Most of the Company's revenues are derived from sales outside of Israel, which are denominated primarily in dollars. In addition, most marketing costs are incurred outside Israel, primarily in dollars. Thus, the functional currency of the Company and its subsidiaries is the dollar. Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (detailed below) reflected in the statements of operations, the following exchange rates are used: (i) for transactions: exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items, such as depreciation and amortization, changes in inventories, etc.) - historical exchange rates. The resulting currency translation gains or losses are carried to financial income or expenses, as appropriate.

  Principles of consolidation:
    The consolidated financial statements include the accounts of the Company and its subsidiaries.
    Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

  Cash equivalents
  The Company and its subsidiaries consider all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

  Inventories
  Inventories are valued at the lower of cost or market value. Cost is determined by the "first-in, first-out" method.

  Property and equipment:
    These assets are stated at cost.
    The assets are depreciated by the straight-line method, on basis of their estimated useful life.
  Annual rates of depreciation are as follows:
%
Computers and electronic equipment	15-33 (mainly 33)
Office furniture and equipment	6-7
Vehicles	15
  Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

  Intangible assets
  These assets represent technology and customer base acquired (see note 3) and are stated at cost and amortized by the straight-line method over a period of five years.

  Impairment of long-lived assets
  In 2002, the Company adopted Statement of Financial Accounting Standards ("FASB") No. 144 of the Financial Accounting Standards Board of the United States ("FASB"), "Accounting for the Impairment or Disposal of Long-Lived Assets". FAS 144 requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values. The adoption of FAS 144 did not have any material impact on the financial position and results of operations of the Company.

  Deferred income taxes:
    Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is more likely than not that such assets will not be realized.
    The Company may incur additional tax liability in the event of intercompany dividend distribution by non-Israeli subsidiaries. Such additional tax liability has not been provided for in these financial statements, as the Company does not expect these companies to distribute dividends in the foreseeable future.
    Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, and not to realize them.
    Commencing 2003, the Company changed its policy with regard to distribution of dividends out of earnings derived from tax exempt income (see also note 7a), and as a result, the Company is providing deferred taxes in respect of such income. Previously, no deferred taxes had been provided, as the Company had intended permanently to reinvest the amounts of all such income and did not intend to cause dividend distribution from such income.

  Revenue recognition
  The Company applies the provisions of Statement of Position 97-2 of the American Institute of Certified Public Accounts ("SOP 97-2"), "Software Revenue Recognition", as follows:
    Sales of licenses
    Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is probable. Customization of the product, if any, is performed before delivery occurs. If collectibility is not considered probable, revenue is recognized when the fee is collected.
    In cases where the Company installs the product, the revenue recognition is deferred until the installation is completed. The Company does not grant a right of return on products sold to customers, distributors and resellers. The Company renders maintenance and support services to its customers, mainly for a period of one year from delivery or installation. When revenue on sale of the products is recognized, the Company defers a portion of the sales price (which is presented in the balance sheet as deferred revenues among "accounts payable and accruals") and recognizes it as maintenance and support service revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which the Company renders solely maintenance and support services.
    Services
    The services the Company provides consist of maintenance, support and project management. Project management consists of advice to the Company's customers regarding the implementation of billing and customer care software over their networks. Service revenues are priced on a fixed price basis and are recognized ratably over the service period or as services are performed. See also (1) above.
  Research and development expenses
  Pursuant to FAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed", development costs related to software products are expensed as incurred until the "technological feasibility" of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

  Allowance for doubtful accounts
  The allowance is determined for specific debts doubtful of collection.

  Stock based compensation
  Stock options granted to employees are accounted for under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

  Accordingly, the difference, if any, between the quoted market price of the Ordinary Shares on the date of grant of the options and the exercise price of such options is charged on the date of grant to shareholders' equity under "deferred stock compensation", and thereafter amortized by the straight line basis, against income, over the vesting period.

  The following table illustrates the effect on net income (loss) and earnings (loss) per share assuming the Company had applied the fair value recognition provisions of FAS No. 123, "Accounting for Stock-Based Compensation", to its stock-based employee compensation:
	Years ended December 31,
	2003	2002	2001
	(In thousands of U.S. dollars, except for per share data)

Net income (loss), applicable to ordinary shares, as reported	$ 3,633	$ 334	$ (4,390)
Add - stock-based employee compensation expense, included in reported net income (loss), net of related tax effect	-,-	138	121
Deduct - stock-based employee compensation expense determined under fair value method ,net of related tax effect	(720)	(1,906)	(1,153)

Pro forma net income (loss) applicable to ordinary shares	$ 2,913	$ (1,434)	$ (5,422)

Earnings (loss) per share:
Basic - as reported	$ 0.18	$ 0.02	$ (0.21)
Diluted - as reported	$ 0.17	$ 0.02	$ (0.21)
Basic - pro forma	$ 0.14	$ (0.07)	$ (0.26)
Diluted - pro forma	$ 0.14	$ (0.07)	$ (0.26)
  Advertising expenses
  These expenses are charged to income as incurred. Advertising expenses totaled $ 20,000, $ 55,000 and $ 159,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

  Comprehensive income
  The Company has no comprehensive income components other than net income or loss.

  Earnings (loss) per share ("EPS")
  Basic EPS are computed based on the net income (loss) applicable to ordinary shares divided by the weighted average number of ordinary shares outstanding during each year. In computing diluted EPS, account was taken of the dilutive effect of the outstanding stock options, using the treasury stock method. Diluted EPS for the year ended December 31, 2001 does not include 2,019,320 options, because of their anti-dilutive effect, since the Company had net loss applicable to ordinary shares.

  Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity
  In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS 150). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise (except for certain instruments) is effective at the beginning of the first interim period beginning after June 15, 2003. Effective July 1, 2003, the Company adopted FAS 150. The adoption of FAS 150 did not have a material effect on the company's financial position or results of operations.

  Guarantor's Accounting and Disclosure Requirements for Guarantees
  In November 2002, the FASB issued Interpretation No. 45, " Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others " ("FIN 45"). FIN 45 requires that a liability be recorded on the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. For U.S. GAAP purposes, the company has applied the recognition provisions of FIN 45 prospectively to guarantees issued or modified after December 31, 2002 as required by the interpretation. The recognition provisions of FIN 45 did not have a material effect on the company's consolidated financial statements.

  Recently issued accounting pronouncements:
    FIN 46 - "Consolidation of Variable Interest Entities"
    In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has currently no variable interests in any VIE. Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have material impact on its financial position, results of operations and cash flows.
    FAS 132 (revised)
    In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 ("FAS 132 (revised 2003)") ". This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by the company in these consolidated financial statements. The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PROPERTY AND EQUIPMENT:

  Composition of assets, grouped by major classification, is as follows:
	December 31
	2003	2002
	(In thousands of U.S. dollars)
Computers and electronic equipment	$2,072	$1,978
Office furniture and equipment	474	495
Vehicles	1,054	903
Leasehold improvements	19	19

	3,619	3,395
Less - accumulated depreciation and amortization	2,437	2,032

	$1,182	$1,363
  Depreciation and amortization expenses totaled $ 606,000, $ 744,000 and $ 655,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - OTHER ASSETS:

  Composed as follows:
	December 31
	2003	2002
	(In thousands of U.S. dollars)
Amounts funded with severance pay funds and by insurance policies in respect of liability for employee rights upon retirement, see note 4	$ 418	$ 313
Intangible assets, net of accumulated amortization, see b. below	$ 450	$ 650

	$868	$963

  In March 2001, the Company acquired from Veramark Technologies Inc., all of the rights for the VeraBill product line, for one million dollars in cash. VeraBill is a mediating, provisioning and billing solution for wireline and wireless mid-size carriers. The acquisition provides the Company with complementary technology for mediation and provisioning for traditional wireline and wireless switches and an existing customer base. The acquisition was accounted for under the purchase method and the purchase price was allocated to technology and customer base. In view of the inter-related nature of the acquired assets and their similar useful life, the Company amortizes these assets over the same period of five years.

  As of December 31, 2003 and 2002, the accumulated amortization amounted to $ 550,000 and $ 350,000, respectively.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - EMPLOYEE RIGHTS UPON RETIREMENT:

  Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees' names and are, subject to certain limitations, the property of the employees.
  The severance pay liabilities covered by the pension funds are not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the pension funds.
  The amounts accrued and the portion funded with severance pay funds and by the insurance policies are reflected in the financial statements as follows:
	December 31
	2003	2002
	(In thousands of U.S. dollars)
Accrued severance pay	$ 998	$ 809
L e s s - amounts funded (presented in "other assets")	(418)	(313)

Unfunded balance	$ 580	$ 496
  The amounts of accrued severance pay as above cover the Company's severance pay liability in accordance with labor agreements in force and based on salary components which, in management's opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.
  The Company may only make withdrawals from the funds for the purpose of paying severance pay.

  The severance pay expenses were $ 289,000, $ 225,000 and $ 448,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

  The earnings on the amounts funded were $ 8,000, $ 12,000 and $ 14,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

  The Company expects the severance pay contributions in 2004 to be approximately $ 330,000.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - COMMITMENTS:

  Lease commitments
  The Company entered into premises lease agreement that will expire in 2006.
  The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the "Israeli CPI").
  Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2003, are as follows:
(In thousands of U.S. dollars)
Years ending December 31:
2004	$ 376
2005	376
2006	29

$ 781
  Rental expense totaled $ 465,000, $ 614,000 and $ 662,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

  Royalty commitment
  Due to past participation of the Israeli Government, by way of grants, in the research and development of certain products, in the event that any of the manufacturing rights or technology are transferred out of Israel, subject to the approval of the Israeli Government, the Company would be required to pay the Israeli Government an amount in the range of 120% to 300% of the grants received.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SHAREHOLDERS' EQUITY:

  Share capital:
    The Company's ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol MNDO and on the Tel-Aviv Stock Exchange.
    Initial public offering

    On August 8, 2000, 3,000,000 ordinary shares of NIS 0.01 par value were offered by the Company in an initial public offering ("IPO") at a price of $ 10 per share (before underwriting discount and offering costs). An additional 450,000 ordinary shares of NIS 0.01 par value were purchased by the underwriters in September 2000, pursuant to an over allotment option which was fully exercised at the same price per share. The proceeds to the Company, $ 29.9 million, are net of 7% underwriting discount and offering costs of $ 2.1 million.

    Dividend paid out of share premium

    During 2003, the Company distributed to its shareholders approximately $ 3 million.
    Since the Company at that time had insufficient retained earnings, the distribution was done by way of reduction of share premium, representing return of amounts paid in by shareholders, after due approval by an Israeli court order, in accordance to section 303 of the Israeli Companies Law.

  Stock option plans:
    In December 1995, an employee was granted an option to purchase 50,000 ordinary shares of NIS 0.01 par value for $ 7,500 ($ 0.15 per share). This option was exercised in the year ended December 31, 2001.
    In December 1998, the Board of Directors approved an employee stock option plan, which was amended in 2000 (the "1998 Plan"). Under the 1998 Plan (as amended in 2000 and in 2003), options for up to 3,308,000 ordinary shares of NIS 0.01 par value are to be granted to employees of the Company and its subsidiaries.

    Immediately upon issuance, the ordinary shares issuable upon the exercise of the options will confer on holders the same rights as the other ordinary shares.

    The Board of Directors determines the exercise price and the vesting period of the options granted.

    The options vest over three to five years.

    Options not exercised will expire approximately 7 years after they are granted.

    The 1998 Plan, in respect of Israeli employees, is subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan, as follows:

    Through December 31, 2002, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit chargeable to tax in the hands of the employee.

    As from January 1, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit chargeable to tax as work income in the hands of the employee, while that part of the benefit that is chargeable to capital gains tax in the hands of the employee shall not be allowable. All being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

    The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

    The following is a summary of the status of the 1998 Plan as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates:

	Years ended December 31,
	2003		2002		2001

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Options outstanding at beginning of year	1,676,720	3.24	2,019,320	3.45	738,220	4.36
Changes during year:
Granted(a)(b)	362,000	3.91	22,000	1.23	2,206,300	3.28
Exercised	-311,100	1.14	-32,000	0.57	-38,000	0.64
Forfeited	-69,520	1.58	-332,600	4.64	-887,200	3.89
Options outstanding at end of year	1,658,100	3.85	1,676,720	3.24	2,019,320	3.45
Options exercisable at end of year	657,190	4.17	575,475	3.01	297,820	1.50
Weighted average fair value of options granted during the year(c)	$ 1.97		$ 0.46		$ 3.28
(a) Including options granted to:
The Company's Chairperson of the Board of Directors, President and Chief Executive Officer					80,000	1.65
      During the years 2003, 2002 and 2001, all options granted were at market value. As of December 31, 2002, there are no more outstanding options that were issued below market value.
      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:
	Years ended December 31,
	2003	2002	2001
Dividend yield	22%	0%	0%
Expected volatility	38%	29%	121%
Risk-free interest rate	1.5%	3%	5%
Expected average lives - in years	2.56	2	2
      Approved by the Company's shareholders on June 27, 2002.
    The following table summarizes information about options outstanding and exercisable at December 31, 2003:
Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at December31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December31, 2003	Weighted average remaining contractual life	Weighted average exercise price
		Years			Years
$ 1.23-1.65	514,000	4.99	$ 1.63	253,500	4.99	$ 1.62
$ 2.32	224,400	4.45	$ 2.32	58,860	4.45	$ 2.32
$ 3.35-3.84	264,000	6.8	$ 3.82
$ 4.17	98,000	6.9	$ 4.17
$ 5-5.875	453,900	3.92	$ 5.67	281,350	3.83	$ 5.55
$ 10.00	103,800	3.6	$ 10.00	63,480	3.6	$ 10.00

	1,658,100	4.94	$ 3.85	657,190	4.31	$ 4.17
    In the years ended December 31, 2002 and 2001 due to the forfeiting of certain options, the Company reversed out of equity $ 7,000 and $ 187,000, respectively, of deferred stock compensation, which was recorded in previous years.

  Dividends
  As of December 31, 2003, the Company has distributable retained earnings that amount to approximately $ 4 million.

  On February 10, 2004, the Board of directors of the Company declared an additional dividend of $0.13 per share in respect of the year 2003.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - TAXES ON INCOME:

  Tax benefits under the Law for the Encouragement of Capital Investments, 1959
  Substantially all of the Company's production facilities have been granted "approved enterprise" status under the above law. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which the Company earns taxable income from the approved enterprise, since the Company has elected the "alternative benefits" scheme (involving waiver of investment grants).
  The Company has currently two approved enterprises. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, will expire in 2004. The period of benefits of the second approved enterprise has not yet commenced.
  In the event of distribution of cash dividends from income that was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.
  The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

  Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustments Law")
  Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI. The Company is taxed under this law. As explained in note 1a(4), the financial statements are measured in dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the dollar relative to Israeli currency - both on annual and cumulative bases - causes a difference between taxable income and income reflected in these financial statements.

  Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969
  The Company is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, and amortization of patents and certain other intangible property rights.

  Other applicable tax rates:
    Income from other sources in Israel
    Income not eligible for approved enterprise benefits is taxed at the regular corporate tax rate of 36%.
    Income of non-Israeli subsidiaries
    Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.
  Deferred income taxes:
    Provided in respect of the following:
	December 31
	2003	2002

	(In thousands of U.S. dollars)

Accrued severance pay		$ 2
Research and development expenses	$ 7	12
Amortization in respect of VeraBill product line	1	90
Dividend distributable from tax exempt income, see a. above	(908)
Carryforward tax losses	908	26

	8	130
L e s s - valuation allowance		(130)

	* $ 8	$ -
    * Presented among current assets.
    At December 31, 2003, the Company and it subsidiaries had accumulated tax losses amounting to approximately $ 5 million (December 31, 2002 - approximately $9 million). These losses are mainly denominated in NIS, linked to the Israeli CPI and are available indefinitely to offset future taxable business income.
    The deferred taxes of the Company are computed at December 31, 2003 at the rate of 25%.

  Taxes on income included in the income statements:
    As follows:
	December 31
	2003	2002	2001
	(In thousands of U.S. dollars)
Current -
Non-Israeli	$ 177	$ 101	$ 11
Deferred, see e. above	(8)	16	(4)

	$ 169	$ 117	$ 7
    Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see d. above), and the actual tax expense: >
	Years ended December 31,

	2003		2002		2001

	(In thousands of U.S. dollars)
Income (loss) before taxes on income, as reported
in the statements of income*	$ 3,802	100%	$451	100%	$(4,472)	100%

Theoretical tax expense (tax saving)	1,369	36%	162	36%	-1,610	36%
L e s s - tax benefits arising from approved enterprise status, see a. above	(418)	(11)	(158)	(35)	1,565	(35)

	951	25	4	1	(45)	1
Increase (decrease) in taxes resulting from permanent differences:
Non-Israeli tax withholding which can not be offset against Israeli income tax	177	5	101	22
Disallowable deductions	14	-			8	-
Differences between the basis of measurement of income reported for tax purposes, and the basis of measurement of income for financial reporting purposes - net, see b. above					38	(1)
Increase in taxes in respect of tax losses incurred in the reported year for which deferred taxes were not created			21	5	19	-
Decrease in taxes resulting from utilization, in the reported year, of carryforward tax losses for which deferred taxes were not created in previous years	(965)	(25)
Other	(8)	-	(9)	(2)	(13)	-

Taxes on income	$ 169	5%	$ 117	26%	$ 7	-%
* As follows:
Taxable in Israel	$ 3,792		$ 441		$ (4,482)
Taxable outside Israel	10		10		10

	$ 3,802		$ 451		$ (4,472)

  Tax assessments
  The Company has received final assessments from the tax authorities, through the year ended December 31, 1998. The subsidiaries have not been assessed since incorporation. Any resulting taxes are recorded in the period the assessments are received.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2003
	Israeli currency		Other non-dollar currencies**
	Linked*	Unlinked

	(In thousands of U.S. dollars)

Current assets:
Cash and cash equivalents		$ 33	$ 211
Accounts receivable:
Trade		493	779
Other	702	70

	$ 702	$ 596	$ 990
Current liabilities -
accounts payable and accruals:
Trade		$ 512	$ 42
Other		837	126

		$ 1,349	$ 168

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

  Cash and cash equivalents
  The balance as of December 31, 2003 and 2002 includes $ 2.7 million and $ 9.3 million, respectively, of highly liquid bank deposits. The deposits are denominated in dollars and, as of December 31, 2003, bear weighted average annual interest of 0.8% .

  Accounts receivable:
	December 31
	2003	2002

	(In thousands of U.S. dollars)

1) Trade:
Open accounts	$ 2,455	$ 2,426
Less - allowance for doubtful accounts, see also note 10c	(274)	(400)

	$ 2,181	$ 2,026
2) Other:
Government of Israel	$ 702	$ 568
Prepaid expenses	92	46
Employees	30	43
Deferred income taxes, see note 7e	8
Related parties	1	1
Sundry	31

	$ 864	$ 658

  Long-term bank deposits

  During the last quarter of 2003, the Company deposited an amount of $ 40 million with several banks for periods between seven and ten years. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the rate of the three months LIBOR, as follows:

  An amount of $ 14 million ("$14M deposit"):
  For each day in which the three months dollar LIBOR is below on agreed annual fixed rate of 3% in the first year, 4% in the second year, 5% in the third year, 6% in the fourth year and 7% in the fifth to seventh year, the deposit bears interest at the rate of 8.56% per annum ("the positive interest rate"). On all other days the deposit does not bear any interest at all. The bank has a right to refund the deposit, and terminate this arrangement every six months.

  An amount of $ 10 million:
  Similar terms as the $14M deposit, except that the positive interest rate is 8.4% per annum.

  An amount of $ 13 million:
  For each day in which the three months dollar LIBOR is below an agreed annual fixed rate of 3% in the first year, 4% in the second year, 5% in the third year, 6% in the fourth year and 7% in the fifth to tenth year, the deposit bear interest of the rate of 9.7% per annum ("the positive interest rate"). On all other days the deposit does not bear any interest at all. The bank has a right to refund the deposits, and terminate this arrangement at each anniversary of the deposit.

  An amount of $3 million:
  For each day in which the three months dollar LIBOR is below an agreed annual fixed rate of 7% in the first to tenth year, the deposit bear interest at the rate of 7.9% per annum ("the positive interest rate"). On all other days the deposit does not bear any interest at all. The bank has a right to refund the deposit, and terminate this arrangement every six months.

  The Company recognizes interest income based on the expected interest rate receivable which in the reported periods and as of December 31, 2003 is equal to the positive interest rate.

  In 2002, the Company deposited an amount of $ 30 million with a bank for a period of three years. Under the arrangement with the bank, whether or not the deposits bear interest depends upon the rate of the LIBOR, as follows. For each day that the LIBOR is below a fixed agreed rate, the deposits bear interest at the rate of 7.25% per annum. On all other days the deposits do not bear any interest at all. The balance as of December 31, 2002, included accrued interest of approximately $ 1.6 million. The bank exercised its right to refund the deposits, and terminated this arrangement at the first anniversary of the deposits, in March 2003. In April 2003, the Company deposited $37 million in similar deposits which were refunded by the banks in October 2003.

  Accounts payable and accruals - other:
	December 31
	2003	2002
	(In thousands of U.S. dollars)
Payroll and related expenses	$ 597	$ 664
Accrued vacation pay	84	44
Accrued expenses and sundry	435	275
	$ 1,116	$ 983

  Concentration of credit risks

  Most of the Company's cash and cash equivalents at December 31, 2003 and 2002 were deposited with Israeli and U.S. banks. The Company is of the opinion that the credit risk in respect of those balances is insignificant.

  Most of the Company's revenues have historically been from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

  Fair value of financial instruments

  The fair value of the financial instruments included in the working capital of the Company and its subsidiaries is identical or close to their carrying value.

MIND C.T.I. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA:

  Revenues:
    The Company has two product lines: (i) product line "A" - real-time billing and customer care solutions for service providers; and (ii) product line "B" - software product to enterprises - a call management system used by organizations for call accounting, traffic analysis and fraud detection. The VeraBill product (see note 3b) is included in product line "A".

    Following are data regarding revenues classified by product lines:

	Years ended December 31,
	2003	2002	2001
	(In thousands of U.S. dollars)
Product line "A"	$ 10,392	$ 7,447	$ 7,859
Product line "B"	2,544	2,561	2,610

	$ 12,936	$ 10,008	$ 10,469
    Following are data regarding geographical revenues classified by geographical location of the customers:
	Years ended December 31,
	2003	2002	2001
	(In thousands of U.S. dollars)
America (mainly United States)	$ 2,368	$ 2,869	$ 2,520
Asia Pacific and Africa	3,479	2,860	3,693
Europe	6,005	3,364	3,176
Israel	1,084	915	1,080

	$ 12,936	$ 10,008	$ 10,469
    Most of the Company's assets are located in Israel.
    Revenues from principal customers - revenues from single customers each of which exceeds 10% of total revenues in the relevant year:
Years ended December 31,
	2003	2002	2001
(In thousands of U.S. dollars)
Customer A		$ 1,033	$ 1,826
Customer B			$ 1,180
Customer C	$ 2,882	$ 1,083
Customer D	$ 1,502

	Years ended December 31,
	2003	2002	2001
	(In thousands of U.S. dollars)
b. Research and development expenses:
Expenses incurred:
Payroll and related expenses	$ 2,176	$ 2,525	$ 3,276
Depreciation and amortization	460	430	335
Non-cash compensation		43	57
Other	683	725	755

	$ 3,319	$ 3,723	$ 4,423
c. General and administrative expenses:
The changes in allowance for doubtful accounts are composed as follows:
Balance at beginning of year	$ 400	$ 700	$ 850
Increase (decrease) during the year	(5)	107	1,053
Bad debt written off	(121)	(407)	(1,203)

Balance at end of year	$ 274	$ 400	$ 700
d. Financial and other income - net:
Income:
Interest on bank deposits	$ 2,315	$ 1,931	$ 1,627
Non-dollar currency gains - net	351	171	79
Capital gains on sale of property and equipment - net	35
	2,701	2,102	1,706
Expenses:
Loss on sale of trading securities			2
Bank commissions	24	24	23
Non-dollar currency losses - net	70
Capital loss on write-off of an investment			93
	94	24	118

	$ 2,607	$ 2,078	$ 1,588

  Earnings (loss) per ordinary share ("EPS")
  Following are data relating to the weighted average number of shares for the purpose of computing EPS:
	Years ended December 31,
	2003	2002	2001
	(In thousands of U.S. dollars)
Weighted average number of shares issued and outstanding - used in computation of basic EPS	20,732	20,677	20,654
A d d - incremental shares from assumed exercise of options	411	84	*
Weighted average number of shares used in computation of diluted EPS	21,143	20,761	20,654
  * See note 1o.